                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                 AMENDMENT NO. 3
                                       to
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                        ALLOU HEALTH & BEAUTY CARE, INC.
                        --------------------------------
                                (Name of Issuer)

                CLASS A COMMON STOCK, $0.001 PAR VALUE PER SHARE
                ------------------------------------------------
                         (Title of Class of Securities)

                                    019782101
                                    ---------
                                 (CUSIP Number)

                        RFE Investment Partners VI, L.P.
                                 36 Grove Street
                              New Canaan, CT 06840
                            Telephone: (203) 966-2800
                         Attention: Mr. Howard C. Landis

                                 with a copy to:

                            Finn Dixon & Herling LLP
                               One Landmark Square
                               Stamford, CT 06901
                            Telephone: (203) 325-5000
                     Attention: Charles J. Downey III, Esq.
                     --------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 August 13, 2001
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

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Cusip No. 019782101              SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

RFE Investment Partners VI, L.P.

2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3 SEC Use Only


4 Source of Funds (See Instructions)

WC


5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e)                                                         [ ]


6 Citizenship or Place of Organization

Delaware

Number of           (7) Sole Voting Power           1,700,000, upon the exercise
Shares Bene-                                        of the Warrants described
ficially Owned                                      herein
 by Each
Reporting           (8) Shared Voting Power         0
Person With
                    (9)  Sole Dispositive Power     1,700,000, upon the exercise
                                                    of the Warrants described
                                                    herein

                    (10) Shared Dispositive Power   0

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

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1,700,000, upon the exercise of the Warrants described herein

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                         [ ]


13 Percent of Class Represented by Amount in Row (11)

23.17% of the Class A Common upon exercise of Warrants


14 Type of Reporting Person (See Instructions)

PN

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Cusip No. 019782101              SCHEDULE 13D

1 Names of Reporting Persons
  S.S. or I.R.S. Identification Nos. of Above Persons

RFE Associates VI, LLC


2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3 SEC Use Only


4 Source of Funds (See Instructions)

AF


5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e)                                                         [ ]


6 Citizenship or Place of Organization

Delaware


Number of      (7)  Sole Voting Power               1,700,000, upon the exercise
Shares Bene-                                        of the Warrants described
ficially Owned                                      herein
by Each
Reporting      (8)  Shared Voting Power             0
Person With
               (9)  Sole Dispositive Power          1,700,000, upon the exercise
                                                    of the Warrants described
                                                    herein

               (10) Shared Dispositive Power

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,700,000, upon the exercise of the Warrants

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                         [ ]


13 Percent of Class Represented by Amount in Row (11)

23.17% of the Class A Common Stock upon the exercise of the Warrants


14 Type of Reporting Person (See Instructions)

OO - LLC

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Cusip No. 019782101              SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

RFE Management Corporation


2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3 SEC Use Only


4 Source of Funds (See Instructions)

AF


5 Check if Disclosure of Legal Proceedings is Required Pursuant to
Items 2(d) or 2(e)                                                           [ ]


6 Citizenship or Place of Organization

Delaware

Number of       (7) Sole Voting Power               0
Shares Bene-
ficially Owned  (8)  Shared Voting Power            1,700,000, upon the exercise
by Each                                             of the Warrants described
Reporting                                           herein
Person With
                (9)  Sole Dispositive Power         0

                (10) Shared Dispositive Power       1,700,000, upon the exercise
                                                    of the Warrants described
                                                    herein

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,700,000, upon the exercise of the Warrants

12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                         [ ]


13 Percent of Class Represented by Amount in Row (11)

23.17% of the Class A Common Stock upon the exercise of the Warrants


14 Type of Reporting Person (See Instructions)

IA

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Cusip No. 019782101              SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

A. Dean Davis


2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3 SEC Use Only


4 Source of Funds (See Instructions)

AF


5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e)                                                         [ ]


6 Citizenship or Place of Organization

United States


Number of       (7) Sole Voting Power               0
Shares Bene-
ficially Owned  (8)  Shared Voting Power            1,700,000, upon the exercise
by Each                                             of the Warrants described
Reporting                                           herein
Person With
                (9)  Sole Dispositive Power         0

                (10) Shared Dispositive Power       1,700,000, upon the exercise
                                                    of the Warrants described
                                                    herein

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

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1,700,000, upon the exercise of the Warrants


12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                         [ ]


13 Percent of Class Represented by Amount in Row (11)

23.17% of the Class A Common Stock upon the exercise of the Warrants


14 Type of Reporting Person (See Instructions)

IN

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Cusip No. 019782101              SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Michael J. Foster


2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3 SEC Use Only


4 Source of Funds (See Instructions)

AF


5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e)                                                         [ ]


6 Citizenship or Place of Organization

United States


Number of       (7) Sole Voting Power                 0
Shares Bene-
ficially Owned  (8)  Shared Voting Power            1,700,000, upon the exercise
by Each                                             of the Warrants described
Reporting                                           herein
Person With
                (9)  Sole Dispositive Power         0

                (10) Shared Dispositive Power       1,700,000, upon the exercise
                                                    of the Warrants described
                                                    herein

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

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1,700,000, upon the exercise of the Warrants


12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                         [ ]


13 Percent of Class Represented by Amount in Row (11)

23.17% of the Class A Common Stock upon the exercise of the Warrants


14 Type of Reporting Person (See Instructions)

IN

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Cusip No. 019782101              SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

Howard C. Landis


2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3 SEC Use Only


4 Source of Funds (See Instructions)

AF


5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e)                                                         [ ]


6 Citizenship or Place of Organization

United States


Number of       (7) Sole Voting Power                 0
Shares Bene-
ficially Owned  (8)  Shared Voting Power            1,700,000, upon the exercise
by Each                                             of the Warrants described
Reporting                                           herein
Person With
                (9)  Sole Dispositive Power         0

                (10) Shared Dispositive Power       1,700,000, upon the exercise
                                                    of the Warrants described
                                                    herein

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

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1,700,000, upon the exercise of the Warrants


12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                         [ ]


13 Percent of Class Represented by Amount in Row (11)

23.17% of the Class A Common Stock upon exercise of the Warrants


14 Type of Reporting Person (See Instructions)

IN

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Cusip No. 019782101              SCHEDULE 13D

1  Names of Reporting Persons
   S.S. or I.R.S. Identification Nos. of Above Persons

James A. Parsons


2 Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]


3 SEC Use Only


4 Source of Funds (See Instructions)

AF


5 Check if Disclosure of Legal Proceedings is Required Pursuant to
  Items 2(d) or 2(e)                                                         [ ]


6 Citizenship or Place of Organization

United States


Number of       (7) Sole Voting Power                 0
Shares Bene-
ficially Owned  (8)  Shared Voting Power            1,700,000, upon the exercise
by Each                                             of the Warrants described
Reporting                                           herein
Person With
                (9)  Sole Dispositive Power         0

                (10) Shared Dispositive Power       1,700,000, upon the exercise
                                                    of the Warrants described
                                                    herein

11 Aggregate Amount Beneficially Owned by Each
   Reporting Person

1,700,000, upon the exercise of the Warrants


12 Check if the Aggregate Amount in Row (11) Excludes
   Certain Shares (See Instructions)                                         [ ]


13 Percent of Class Represented by Amount in Row (11)

23.17% of the Class A Common Stock upon exercise of the Warrants


14 Type of Reporting Person (See Instructions)

IN

                  AMENDMENT NO. 3 TO STATEMENT ON SCHEDULE 13D

      This Amendment No. 3 amends the Statement on Schedule 13D, as previously amended (as amended, the "Schedule 13D"), filed by the reporting persons identified on the signature pages hereto with respect to the Class A Common Stock, $.001 par value per share (the "Class A Common Stock"), of Allou Health & Beauty Care, Inc., a Delaware corporation ("Allou").

ITEM 2.  IDENTITY AND BACKGROUND.

      Item 2(a) is hereby amended to add the following:

      In October 2000, Andrew J. Wagner ceased to be a managing member of RFE Associates (as defined below) and is no longer a Reporting Person (as defined below).

ITEM 4.  PURPOSE OF TRANSACTION.

      Item 4 is hereby amended and restated in its entirety as set forth below:

      On July 25, 2000, RFE Partners, Allou, and the other subsidiaries of Allou which are also Borrowers named therein, entered into a Subordinated Note and Warrant Purchase Agreement ("Purchase Agreement") pursuant to which RFE Partners purchased a 12% Senior Subordinated Promissory Note in the face amount of Eleven Million Four Hundred Seventy Thousand Five Hundred Eighty Eight Dollars ($11,470,588.00), issued by Allou and the other Borrowers named therein, dated as of July 25, 2000 ("Note"), and received a Class A Common Stock Warrant issued by Allou, dated as of July 25, 2000 ("Warrant"), which is exercisable for One Million Three Hundred Thousand (1,300,000) shares of Class A Common Stock. The exercise price of the Warrant is initially $4.50 per share, but is subject to adjustment based upon earnings per share and EBITDA criteria, and is further subject to anti-dilution adjustment, all as set forth in the Warrant. The Purchase Agreement contemplated that RFE Partners might purchase an additional note or notes and an additional Warrant or Warrants exercisable for additional shares of Class A Common Stock, which additional shares may number from Four Hundred Thousand (400,000) to Six Hundred Eighty Three Thousand Three Hundred Thirty Three (683,333).

      On September 26, 2000, RFE Partners, Allou, and the other subsidiaries of Allou which are also Borrowers named therein, entered into Amendment No. 1 to the Purchase Agreement, pursuant to which RFE Partners purchased a 12% Senior Subordinated Promissory Note in the face amount of Three Million Five Hundred Twenty Nine Thousand Four Hundred Twelve Dollars ($3,529,412.00), issued by Allou and the other Borrowers named therein, dated as of September 26, 2000 ("Second Note"), and received a Class A Common Stock Warrant issued by Allou, dated as of September 26, 2000 ("Second Warrant"), which is exercisable for Four Hundred Thousand (400,000) shares of Class A Common Stock. The terms and conditions

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which govern the Second Note and the Second Warrant are the same as those which govern the initial Note and the initial Warrant, respectively.

      On, August 13, 2001, RFE Partners and Allou entered into an Amendment No. 1 to Class A Common Stock Purchase Warrants (the "Warrant Amendment"), amending and restating certain sections of and waiving the satisfaction of certain conditions with respect to the Warrant and the Second Warrant (together, as so amended, the "Warrants").

      (This ITEM 4 does not provide a complete description of the Purchase Agreement, the Note or the Warrant, and is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and incorporated by reference from Allou's filing on Form 8-K with the SEC dated August 2, 2000. Further, this ITEM 4 does not provide a complete description of the Second Note, the Second Warrant or the Warrant Amendment, and is qualified in its entirety by reference to the respective agreement or document, which is attached as an exhibit hereto.)

      RFE Partners purchased the Note, the Second Note, the Warrant and the Second Warrant for investment purposes only.

ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER.

      Item 5 is hereby amended and restated in its entirety as set forth below:

      (a) and (b) RFE Partners: Pursuant to the terms of the Purchase Agreement, the Warrants and the Warrant Amendment, RFE Partners may exercise the Warrants and thereby acquire up to 1,700,000 shares of Class A Common Stock, representing 23.17% of the outstanding shares of the Class A Common Stock (calculated on the basis of the 5,636,484 shares outstanding, as reported by Allou in its Form 10Q filed February 14, 2001, plus the shares issuable upon exercise of the Warrants). RFE Partners does not own of record any shares of Class A Common Stock or any shares of the Class B Common Stock, $.001 par value per share, of the Company (the "Class B Common Stock" and, together with the Class A Common Stock, the "Common Stock").

      RFE Associates: By virtue of its position as the general partner of RFE Partners, RFE Associates may be deemed to have the power to vote or direct the voting of and to dispose or direct the disposition of, the shares of Class A Common Stock over which RFE Partners may be deemed to have the power to vote or direct the voting and to dispose or direct the disposition. RFE Associates does not own of record any shares of Class A Common Stock or Class B Common Stock.

      RFE Management: By virtue of its function as investment advisor to RFE Partners, RFE Management may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of, the shares of Class A Common Stock over which RFE Partners may be

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deemed to have the power to vote or direct the voting and to dispose or direct the disposition. RFE Management disclaims any beneficial ownership of all such shares of Class A Common Stock. RFE Management does not own of record any shares of Class A Common Stock or Class B Common Stock.

      Each of the individuals identified in ITEM 2, by virtue of his position as a managing member of RFE Associates, and, with respect to Messrs. Landis, Foster and Parsons, by virtue of his ownership interest in RFE Management, may be deemed to share the power to vote or direct the voting of and to dispose or direct the disposition of the shares of Class A Common Stock deemed to be beneficially owned by certain of the Reporting Persons. Each such individual disclaims beneficial ownership of all such shares of Class A Common Stock. No such individual owns of record any shares of Common Stock.

      See also ITEM 6.

      (c) On March 31, 2001, conditional put rights held by RFE Partners with respect to the Warrants became exercisable because Allou failed to satisfy certain conditions (described in ITEM 6) as of the end of its fiscal year then ended. Pursuant to the Warrant Amendment, the satisfaction of such conditions was waived by RFE Partners with respect to the fiscal year ended March 31, 2001. Therefore, the March 31, 2001 vesting of the conditional put rights was rescinded pursuant to the terms of the Warrant Amendment and such conditional put rights are not presently excercisable.

      (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities that are the subject of this Statement.

      (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERTAKINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      Item 6 is hereby amended and restated in its entirety as set forth below:

      On July 25, 2000, RFE Partners, Allou and other Borrowers entered into the Purchase Agreement pursuant to which RFE Partners purchased the Note and the Warrant. On September 26, 2000, RFE Partners purchased the Second Note and the Second Warrant. On August 13, 2001, RFE Partners and Allou entered into the Warrant Amendment.

      According to the terms of the Purchase Agreement, if Allou has understated the number of shares of capital stock outstanding as of the date of the Purchase Agreement, Allou is obligated to issue RFE Partners an additional Warrant(s), exercisable for additional shares of

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Class A Common, where the number of such additional shares is a function of the number of shares actually outstanding as of the date of the Purchase Agreement. Also, pursuant to the Purchase Agreement and the initial Note and the Second Note (the initial Note and the Second Note together, the "Notes"), Allou and the other Borrowers are obligated to offer to repurchase the Notes and the Warrants upon certain "Mandatory Repurchase Events," (as defined in the Purchase Agreement) including any transaction or series of transactions pursuant to which Victor Jacobs, Herman Jacobs and Jack Jacobs (collectively, the "Jacobs") cease to hold at least 40% of the total voting interest of all outstanding equity of Allou, on a fully-diluted basis. The terms and conditions of the Purchase Agreement include usual and customary Events of Default (as described in the Purchase Agreement); the occurrence of a Mandatory Repurchase Event is also an Event of Default.

      According to the terms of the Notes, Allou may, in certain circumstances, issue shares of Class A Common Stock in lieu of up to four interest payments due to RFE Partners pursuant to the Notes.

      Under the terms of the Warrants, if Allou fails to achieve certain earnings, earnings per share or daily trading volume thresholds, the holders of a majority of the outstanding Warrants may, at any time from and after July 25, 2005, require Allou to purchase all of the remaining Warrants at a price of $8.00 per Warrant, as adjusted for splits, reverse splits, stock dividends and the like. The failure by Allou to achieve such thresholds with respect to its fiscal year ended March 31, 2001 has been waived by RFE pursuant to the Warrant Amendment.

      In conjunction with the transaction contemplated by the Purchase Agreement, RFE Partners, Allou, and the Jacobs entered into a Co-Sale, Voting and Preemptive Rights Agreement ("Voting Agreement"). The Voting Agreement grants certain rights to holders of the Warrants, and the underlying shares of Class A Common Stock, to participate in certain transactions with the Jacobs, should the Jacobs enter into any transaction to sell shares of Allou's capital stock. In particular, each of the Jacobs has agreed pursuant to the Voting Agreement that, except in the case of a DE MINIMUS transfer of shares of Common Stock of Allou or transfers to family members or family-related entities (which family members are bound to comply with the Voting Agreement), he shall provide a right to the holders of the Warrants and the shares of Class A Common Stock issuable pursuant to the Warrants to transfer a PRO RATA portion of shares of Class A Common Stock on the same terms and conditions.

      Further, under certain circumstances, Allou has granted the holders of the Warrants and the shares of Class A Common Stock issuable pursuant to the Warrants certain preemptive rights in the event that Allou issues additional shares of capital stock.

      Also in conjunction with the transaction contemplated by the Purchase Agreement, Allou and RFE Partners entered into a Registration Rights Agreement, dated July 25, 2000 ("Registration Rights Agreement"), pursuant to which Allou granted certain rights to the holders

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of the Warrants and the shares of Class A Common Stock issuable pursuant to the
Warrants to demand registration of its shares, to have shares of Class A Common Stock included should Allou initiate a registration of Class A Common Stock, and to sell shares of Common Stock from time to time pursuant to registration statements on Form S-3.

      This ITEM 6 does not provide a complete description of the Purchase Agreement, the Note, the Warrant, the Voting Agreement or the Registration Rights Agreement, and is qualified in its entirety by reference to the respective agreement or document, which is listed as an exhibit hereto and incorporated by reference from Allou's filing on Form 8-K with the SEC dated August 2, 2000. Further, this ITEM 6 does not provide a complete description of the Second Note, the Second Warrant or the Warrant Amendment and is qualified by reference to the respective agreement or document, which is attached as an exhibit hereto.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Item 7 is hereby amended and restated in its entirety as set forth below:

Exhibit A   Agreement among the Reporting Persons regarding filing of Schedule
            13D (filed herewith)

Exhibit B   Senior Subordinated Note and Warrant Purchase Agreement

Exhibit C   12% Senior Subordinated Note

Exhibit D   Class A Common Stock Purchase Warrant

Exhibit E   Co-Sale, Voting and Preemptive Rights Agreement

Exhibit F   Registration Rights Agreement

Exhibit G   Second Note (filed with Amendment No. 2 to the Schedule 13D on
            October 2, 2000)

Exhibit H   Second Warrant (filed with Amendment No. 2 to the Schedule 13D on
            October 2, 2000)

Exhibit I   Warrant Amendment (filed herewith)

      Exhibits B, C, D, E, and F have been filed by Allou as part of its filing on Form 8-K dated August 2, 2000, and are incorporated herein by this reference.

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SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 14, 2001

                                    RFE Investment Partners VI, L.P.

                                    By:   RFE Associates VI, LLC,
                                          its General Partner


                                    By:   /s/ HOWARD C. LANDIS
                                          --------------------------------------
                                          Title: Managing Member


                                    RFE Associates VI, LLC


                                    By:   /s/ HOWARD C. LANDIS
                                          --------------------------------------
                                          Title: Managing Member


                                    /s/ A. DEAN DAVIS
                                    --------------------------------------------
                                    A. Dean Davis


                                    /s/ MICHAEL J. FOSTER
                                    --------------------------------------------
                                    Michael J. Foster


                                    /s/ HOWARD C. LANDIS
                                    --------------------------------------------
                                    Howard C. Landis


                                    /s/ JAMES A. PARSONS
                                    --------------------------------------------
                                    James A. Parsons


                                    RFE Management Corporation


                                    By:   /s/ HOWARD C. LANDIS
                                          --------------------------------------
                                          Title:  Vice President and Treasurer


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